

STARTMART

GENESIS

PROBLEM : Startups and freelancers need flexible month to month
office space and supportive community

SOLUTION: The New Way of Work: Freelance Economy

COMPARABLES: Chicago 1871, DC 1776, Detroit
M@adison, SF Hub, and NYC WeWork

WHY STARTMART?
- Density and diversity breed innovation
- Cleveland has active entrepreneurship community but too unfocused and disbursed
- We need a single large focused hub for startups and freelancers

TIMELINE

Summer 2014   Research, community White Paper

Fall 2014   Continuous feedback and refinement

Spring 2015   Site survey/selection, $51k invested

August 2015   Kickstarter Campaign – >140% of goal

September 2015   Lease signed, community CoDesign

October 2015   Launch, $40k non-dilutive grant

Spring 2016 $1m Seed Round Target

Summer 2016   Growth and Expansion

MEMBERSHIP

1 Day/ Month	$45
5 Days / Month	$125
Open Desk	$200
Reserved Desk 24x7	$300
Office, 2-6 person	$600+

Intern / Co-op	$50

Subsidized by Corporate and University sponsorships



300+ of the most innovative people in Cleveland



50,000* sq. ft.

*Includes post-funding expansion into contiguous space



Flexibility to grow out of an office into the co-working space.



Ideal Downtown
Location: public transit,
self/valet parking,
100 shops/restaurants,
cinema, banks, etc.



1 Gig
FiberLine –
10-100 Gig
available
in future



Conference/ training/ presentation
rooms, printers and mail service



50" telepresence screens,
MakerSpace, media production,
stop-motion and green screen



Zen/Meditation room, indoor bicycle parking, showers, lounge, and lockers

PARTNERSHIPS

16 Regional Universities
- 200,000 Students
- All have entrepreneurship programs

9 Fortune 500, 1,300 Middle Market Companies
- High level of interest in startup culture and entrepreneurship

40+ Angel Groups and Venture Capital
- Serve as a pipeline for deal flow

REVENUE

Sources

- Memberships / Sponsorships
- Events
- Entrepreneurship programming
- Advertising and marketing to members

COMPETITION

Regus
- Several locations, small and very corporate

Numerous independents
- All very small - under 5,000 sq. ft.

WeWork
- Not currently a WeWork target city

STARTMART TEAM

Charles Stack, Founder

Shannon Lyons, Programming

Jennifer Neundorfer, Partners

Anna Buchholz, Community

Deval Desai, Finance

.......And All our Members

INVESTMENT

Up to $1,000,000 raise using Title III crowd funding portal

- Minimum investment $2,000
- Initial close $200,000
- Pre-money valuation $1,250,000

Shareholders receive open desk membership thru May 2017

- Up to $2,400 value

USE OF FUNDS

- Build out additional offices to meet demand

- Open North East Ohio regional satellite branches

- Add and upgrade amenities

- Marketing

Hub and Spoke Growth Model



INVESTOR RETURN

Potential Shareholder Dividends

Acquisition

- Coworking space very hot and well funded
- Ripe for future rollup
- WeWork, Regus, Rocketspace, Mindspace, etc.



STARTMART